

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2017

Via E-mail
Lois K. Zabrocky
President and Chief Executive Officer
International Seaways, Inc.
600 Third Avenue, 39th Floor
New York, New York 10016

> **Re: International Seaways, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 1-37836**

Dear Ms. Zabrocky:

We refer you to our comment letter dated November 15, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Nguyen Parker
        Assistant Director
        Division of Corporation Finance